January 10, 2014

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:                       Terence O’Brien

Branch Chief

Re:                             Polypore International, Inc.

Form 10-K for Fiscal Year Ended December 29, 2012

Filed February 26, 2013
Form 10-Q for Fiscal Quarter Ended September 28, 2013

Filed November 5, 2013

Response Letter Dated December 3, 2013

File No. 1-32266

Ladies and Gentlemen:

Polypore International, Inc. (the “Company” or “we”) hereby submits this response to the comments received from the Staff of the Securities and Exchange Commission (the “Commission”) with regard to our Annual Report on Form 10-K for the fiscal year ended December 29, 2012, filed with the Commission on February 26, 2013, our Quarterly Report on Form 10-Q for the fiscal quarter ended September 28, 2013, filed on November 5, 2013, and the additional comments from the Staff received by letter dated December 19, 2013.

For your convenience and reference, we repeat your comments below using the numbering in the comment letter and our responses follow.

Form 10-K for Fiscal Year Ended December 29, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Electronics and EDV’s page 35

1.              We have read your response to prior comment 1, in our letter dated November 13, 2013, in which you indicate that you have total production capacity sufficient to generate approximately $400.0 million in annual lithium battery separator sales, depending on the mix of products and grades produced, which represents approximately twice as much annual production capacity in 2012 as compared to 2011.  However, it is unclear what your production capacity was in 2011.  Please expand your disclosure accordingly.  In addition, as requested in our prior comment, expand your disclosure to discuss how segment sales dollars, sales volume, and gross margin changed as a result of new capacity added in each year presented.  Provide proposed revisions with your response.

11430 N. Community House Road, Suite 350, Charlotte, NC  28277

Company Response:  The Company agrees to provide the requested disclosures as presented below.

Financial reporting segments

Electronics and EDVs

Fiscal 2012 compared with fiscal 2011

Segment operating income.  Segment operating income was $47.2 million, a decrease of $43.9 million, or 48.2%, from fiscal 2011. Segment operating income as a percent of net sales was 28.2% for fiscal 2012 compared to 45.3% for fiscal 2011. The key driver of operating income and operating income margins is sales and the amount of fixed costs relative to sales.  In 2012, we had lower sales and higher fixed costs which were associated with new production capacity added in 2012.  As a result, operating income and operating income margins declined as explained in more detail below.

Since 2009, we have completed five separate capacity expansions and added the fixed costs required to operate the new capacity. Capacity from these expansions became available for production in phases beginning in late 2011 and over the course of 2012.  In 2012, excluding the final phase of expansion at our Concord facility, which will be completed, qualified and ramped-up as demand develops, we have total production capacity sufficient to generate approximately $400.0 million in annual lithium battery separator sales, depending on the mix of products and grades produced.  This represents approximately twice as much annual production capacity in terms of sales in 2012 as compared to 2011.  Since new production capacity did not begin to become available for production until late in 2011, it did not significantly impact our production capacity in 2011.

Although we had new production capacity in 2012, sales revenues declined as compared to the prior year because of lower sales volumes in both consumer electronics and EDV applications, as discussed in more detail in the discussion of net sales.  However, the new production capacity did have a negative impact on operating income and operating income margins in 2012 as compared to 2011 because we added fixed costs associated with the new capacity.

Beginning in the second quarter of 2012, we added approximately $20.0 million of annualized incremental fixed costs (including $8.0 million of non-cash depreciation expense) associated with this new capacity.  For fiscal 2012, we incurred approximately $15.0 million of these incremental fixed costs (including $6.7 million of non-cash depreciation expense).  These costs represent substantially all of the fixed costs (except for incremental depreciation expense on new equipment not yet placed in service) required to operate the new production capacity.  Conversely, variable costs associated with the new capacity did not have a significant impact on the change in operating income margins because this is a low variable cost business and we are able to add variable costs as production volumes on the new capacity ramp up, which allows us to continue to manufacture efficiently on a variable production cost basis even though we are not fully utilizing all of our new production capacity.

In 2012, net sales were $167.4 million and taking into account the recent capacity expansions, represented 42% of our total production capacity in terms of sales.  In 2011, net sales were $201.0 million and since new production capacity did not begin to become available for production until late in the year, we were operating at high rates of capacity utilization.

Form 10-Q for Fiscal Quarter Ended September 28, 2013

Comparison of the three months ended September 28, 2013 with the three months ended September 29, 2012, page 25

2.              We have read your response to prior comment 2 and note that you did not provide proposed revisions with your response.  Please provide the disclosures you would have included in the Electronics and EDV’s comparison of operating results for the three months ended September 28, 2013, to the three months ended September 29, 2012, to comply with our comment.

Company Response:  The Company provides the following disclosures that it would have included in the Electronics and EDV’s comparison of net sales for the three months ended September 28, 2013, to the three months ended September 29, 2012, to comply with the Commission’s comment:

We are having customer supply discussions which we believe negatively impacted sales volumes during the third quarter of 2013 and may continue to negatively impact sales volumes in the fourth quarter of 2013.  Given the size and scale of certain customers, they have the ability to adjust their order flow and impact our quarterly results in response to these discussions.

3.              We have read your response to prior comment 3 in which you indicate that for consumer electronics, sales volumes were lower due to weakness in end-market demand (such as laptop computers).  Please show us how you will expand your disclosure to explain why the end-market demand for laptop computers, and other consumer electronics if applicable, declined.

Company Response:  The Company notes that it does not sell directly to end-market users, but agrees to expand its disclosures in future filings to explain its understanding, as appropriate, as to why the end-market demand for laptop computers, and other consumer electronics if applicable, declined.  An example of that disclosure is:

For consumer electronics, sales volumes were lower due to weakness in end-market demand for products such as laptop computers (which we believe may have been negatively impacted by increasing sales of smartphones and tablets) and capacity limitations in 2011, which caused us to miss some sales qualification opportunities for new devices such as certain smartphones and tablets.

Please feel free to call John Jaye at Parker Poe Adams & Bernstein LLP ((704) 335-9872) or Rob Whitsett ((704) 587-8412) if you have any questions or comments regarding the foregoing.

Sincerely yours,

/s/ Lynn Amos

Lynn Amos
Chief Financial Officer

cc:                                Tracie Towner, Securities and Exchange Commission

Jeanne Baker, Securities and Exchange Commission

John C. Jaye, Parker Poe Adams & Bernstein LLP